UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 31, 2009.

Exhibit 99.1

SECOND QUARTER 2009 RESULTS

Highlights

•	Golar LNG reports net income of $11.9 million and operating income of $1.9 million
•	Spot traded vessel earnings weak as anticipated, some signs of improvement now appearing
•	Restructuring and equity offering in respect of Golar LNG Energy completed post quarter end
•	Golar LNG and PTTEP sign agreements to jointly enter FEED studies in respect of an FLNG project located offshore North West Australia
•	Gladstone LNG project and various FSRU discussions continue to progress

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports a net income of $11.9 million and operating income of $1.9 million for the three months ended June 30, 2009 (the “second quarter”). Net income has been positively impacted by other financial items gain of $24.8 million largely relating to non-cash interest rate and equity swap valuation gains.

Operating income is decreased from the first quarter of 2009 (the “first quarter”) mainly as a result of reduced revenue due to Golar Arctic and Ebisu being idle for virtually the entire quarter, offset to some extent by reduced operating expenses. Net income for the second quarter at $11.9 million is improved from the first quarter loss of $5.1 million largely as a result of other financial items gain of $24.8 million as noted above.

Results for the three months to June 30, 2009

Revenues in the second quarter were $46.8 million decreased from $52.5 million for the second quarter of 2008. Average utilisation decreased to 69% in the second quarter of 2009 from 78% for the same quarter in 2008. Second quarter average daily time charter equivalent rates (“TCEs”) in 2009 fell to $37,600 per day as compared to $39,900 per day for the second quarter of 2008. The Golar Spirit was on hire for the whole of the second quarter of 2009 but not for the second quarter of 2008 and the Khannur was drydocked in the second quarter of 2008 and there were no drydockings in the second quarter of 2009. However, these improvements in revenue in the second quarter of 2009 have been offset by the fact that; Golar Winter was not on hire for the second quarter of 2009, Golar Arctic was idle in 2009 but similar to Golar Winter on hire in 2008, the Golar Freeze completed its long-term charter at the end of May 2009 and a general decrease in earnings from vessels trading in the spot market in the second quarter of 2009 as compared to the second quarter of 2008.

Voyage expenses increased marginally from $10.4 million in the second quarter of 2008 to $11.3 million for the second quarter. Vessel operating expenses were lower at $14.0 million for the second quarter in 2009 as compared to $15.8 million for the second quarter of 2008 whilst administrative expenses for the second quarter in 2009 remained in line with the same quarter in the prior year at $4.5 million.

Net interest expense of $11.5 million for the quarter to June 30, 2009 is down from $12.8 million for the second quarter of 2008. The decrease is as a result of the reduction of interest rates in respect of floating rate debt not swapped to a fixed rate and due to slightly lower levels of debt.

Other financial items show a considerable gain in the second quarter of 2009 of $24.8 as opposed to $19.5 million for the same period in 2008. The increase is mainly attributable to increased gains in respect of mark-to-market gains on equity swaps, some of which were not in place for the second quarter of 2008. In addition gains in respect of foreign currency retranslations and mark-to-market gains on foreign currency forward contracts were increased partly offset by reduced interest rate swap mark-to-market gains.

Results for the six months to June 30, 2009

Golar reports net income of $6.8 million and operating income of $8.6 million for the six months ended June 30, 2009.

Revenues in the first six months were $100.7 million as compared to $111.2 million for the first six months of 2008. The average daily time charter equivalent rates (“TCEs”) also declined to $41,274 per day for the first six months of 2009 from $46,550 per day for the similar period in 2008 with the average utilisation of 74% and 85% respectively.

Voyage expenses increased to $22.7 million for the first six months of 2009 from $11.9 million for the first six months of 2008, largely due to the charter in expense related to Golar Frost and Ebisu. Ebisu was chartered in September 2008 and Golar Frost was sold and chartered back in July 2008.

Vessel operating expenses at $30.0 million for the first six months have decreased from $31.3 million for the same period in 2008. Administrative expenses were slightly less at $8.7 million as compared to $8.9 million for the first half of 2008.

Net interest expense for the first six months was $21.9 million down from $27.3 million for the first six months of 2008 quarter as a result of lower Libor interest rate in respect of floating rate debt.

Other financial items were a gain of $26.7 million in the first six months of 2009 as compared to a loss of $1.95 million for the same period of 2008. The gain resulted primarily from the non-cash gain on interest rate swap valuations.

Financing, corporate and other matters

In June 2009, the Company entered into a revolving credit facility with World Shipholding, the Company’s major shareholder, to provide short-term bridge financing, please refer to note 3 for further information.

Consistent with the announcement made in Golar's first quarter report the Company recently announced that it had incorporated Golar LNG Energy Limited ("Energy") in Bermuda for the purpose of transferring the part of its asset portfolio not employed on long term charters. The transfer included the following assets and activities:

•	the ownership of 4 modern LNG carriers ("Gracilis", "Grandis", "Granosa" and "Golar Arctic")
•	the ownership of 3 1970's built LNG carriers ("Khannur", "Gimi" and "Hilli")
•	a 50 % ownership interest in another 1970's build LNG carrier ("Gandria")
•	a 13,6 % ownership interest in the Australian listed company LNG Ltd.
•	Golar's current project portfolio
•	certain financial obligations, notably swap arrangements.

In addition, Energy has acquired the subsidiary owning the 1970 built LNG carrier "Golar Freeze" which is scheduled to be converted to an FSRU vessel. The purchase of the "Golar Freeze" was financed by way of a seller's credit. Golar has been granted an option to reacquire "Golar Freeze" from Energy when its conversion to FSRU vessel is completed. Energy will have an identical option to sell "Golar Freeze" to Golar. The price to be paid by Golar in this transaction shall equal the aggregate of the seller's credit and the conversion cost of the vessel.

Subsequent to the restructure Golar was pleased to announce that Energy had completed an equity offering. A total of 55 million shares (USD 110 million) were issued mainly to International and Norwegian institutional investors. Attached to the offering is a 'green shoe' option. The managers were therefore granted an over allotment option, exercisable for 30 days for an additional 5 million shares (USD 10 million). Energy shares are currently trading on the Oslo OTC market, but the process to move to a full listing on the Oslo Stock Exchange is well underway.

The underlying rationale for the restructuring was to create an aggressive, well funded high growth, mid stream LNG Company with a focus on regasification projects, liquefaction and transport and trading of LNG. The remaining Golar LNG business will have a low risk profile with a focus on long term charters. Golar will have a fleet of 5 LNG carriers (including "Golar Freeze") and a controlling interest in Energy

When Golar Freeze commences its charter in Q2 2010, assuming Golar effects its option to reacquire Golar Freeze, the Company will have five vessels (“LNGC’s” and “FSRU’s”) on long term charter agreements at attractive rates. The total contract value of these charters is approximately $1.9 billion and the five vessels will, when Golar Freeze commences its charter in 2010 have an EBITDA of approximately $1551 million per annum.

Based on current debt amortisation plus an assumed increase in debt associated with Golar Freeze to a level of approximately $125 million together with assumed rates of interest, the five ships will generate approximately $75 million2 per annum in free cash after debt service and net of minority interests once the Golar Freeze is on hire, which is expected to be in the second quarter of 2010.

It is the Company’s intention to distribute the significant majority of its cash generation to shareholders by way of dividend. As noted above when Golar Freeze commences its charter in the second quarter of 2010, the five vessels will generate approximately $75 million in free cash flow after debt service. In 2013 the debt in respect of Golar Mazo will be fully paid down and the increase in free cash flow will be approximately $15 million p.a. (after minority interests). The Company expects dividend payments to commence from no later than the second quarter of 2010. The commencement of dividend payments will however be dependant, in particular, upon raising the required debt financing in respect of the Golar Freeze. Golar intends, in addition, to distribute some of its shares in Energy as a special dividend to shareholders in second half of 2009.

Operational Review

Shipping

Trading performance of the Company’s vessels operating in the spot/short term market weakened over the quarter as was expected. Rates have been depressed due to a reduction in demand for LNG (especially in the Far East) and an oversupply of LNG Shipping tonnage due to project delays and LNG plant outages.

However, there are some demonstrable signs of improvement with a number of FOB cargoes soaking up spot market tonnage in the Atlantic basin, new LNG production ramping-up or coming to market over the next few months and increasing use of floating storage. This should ease the vessel over-supply, especially the growing disparity in demand for shipping between the East & West markets which has become evident over the last month or two. With an already limited amount of tradable tonnage in the West any vessels employed to load Atlantic Basin cargoes will change the scenery of the market and should provide (along

1 Based on current operating cost expectations
2 Based on current interest rate swap rates and an assumed rate for libor of 3.5%

with Terminal compatibility issues and an increased need for economic and efficient vessels due to eroding commodity margins) an upward price push as we move into the Autumn and Winter period.

Indeed, two of the Company’s vessels, Golar Arctic and Ebisu, have recently been fixed on short-term charters from mid-August after prolonged periods of idle time at rates above those seen in the second quarter.

The longer term LNG Shipping market is becoming interesting with Australian developments on both East and West coast leading the way and BG currently in the market for up to two vessels for between 2 and 8 years. Additionally there have been no orders so far this year for LNG tankers (and only six placed in 2008). Furthermore, only two tankers are scheduled for delivery in 2012 and there are indications are that some new supply projects are also considering employing existing tonnage rather than ordering new vessels.

Regasification

Positive progress continues on Golar's strategy to be a world leader in floating regasification solutions and the recent restructuring of the Company and establishment of Golar LNG Energy creates the platform to grow this business. Golar LNG Energy places a high priority on securing additional floating regasification commitments.

Outlook
Global market inquiry for new floating regasification projects remains strong, particularly in non-OECD countries. During 2Q09, Israel issued an Prequalification Document (”PQ”) to be followed by an Invitation to Bid in 1Q10 for an offshore LNG Receiving Terminal. Additionally, market reports suggest Indonesia and Uruguay ITBs will follow in the coming months. In addition to formal tenders, Golar LNG Energy is developing numerous other projects directly with interested parties.

Golar LNG Energy is aggressively pursuing new business and is well positioned to deliver 'fast track' projects to market. With new liquefaction plants now coming on-stream against weaker short and mid-term pricing fundamentals, new developers should have a 'window of opportunity' to fast track their projects.

Current projects
After departure from Keppel shipyard in Singapore Golar Winter collected a cargo of LNG in Trinidad en-route to Petrobras’s Pecem Terminal, Brazil. Initial commissioning and testing commenced in Pecem before the vessel departed for Petrobras’s Rio Terminal for a further period of testing. The vessel then left Rio and together with Golar Spirit has split load a full cargo brought to Pecem by another LNG carrier. Golar Winter is now returning to Rio to complete testing and commissioning in September. During the testing period some minor modification work has been required to the vessel and the vessel is expected to commence its long term charter agreement in September.

Detailed engineering for the Golar Freeze FSRU project is now well advanced and the site team are now being mobilised to supervise the vessel conversion process at Keppel Shipyard. Construction of the regas-skids is well underway, and Keppel have commenced prefabrication for the conversion. Golar Freeze will enter the shipyard early September and is scheduled to commence operations with the Dubai Supply Authority in the second quarter of 2010.

Liquefaction

Gladstone Project
Good progress continues to be made on the Gladstone LNG project. In addition to the milestones reported in last quarter’s report the Company is encouraged by positive results from technical reviews carried out by Foster Wheeler and SK Engineering of the technology to be used in the project; good progress on final FEED; acceptance of the membrane tank technology by the Queensland approving authorities and progress towards the selection of an LNG industry experienced/proven Project Management Consultant.

Golar has in parallel with the project development activity continued a dialogue with prospective LNG buyers. Discussions with the short listed buyers are progressing positively and the Company anticipates the satisfactory conclusion of an HOA in the fourth quarter.

PTTEP Floating LNG Projects
Golar recently announced that it had signed agreements to jointly enter into FEED (“Front End Engineering and Design”) with PTTEP in relation to developing a floating LNG project offshore North Western Australia in respect of the Coogee Resources oil and gas fields recently acquired by PTTEP. Golar’s agreement with PTTEP provides for an option for Golar to farm into the gas reserves held by PTTEP resulting from its acquisition of Coogee Resources on a 50:50 basis.

The FEED study will involve the complete scope of the project including the development of the upstream gas fields as well as the floating liquefaction unit (“FLNG unit”). Both new buildings and conversion of existing assets will be considered for the FLNG unit. The FEED studies have commenced and the next milestone will be the completion of the PRE FEED studies in the first half of 2010.

In addition to the Coogee project Golar and PTTEP are also looking at other potential FLNG opportunities.

Market

The first half of 2009 has seen a significant amount of liquefaction plant outages. Although outages are a normal part of the commissioning process at new LNG trains, most of this year’s closures have been unscheduled and extended.

Recent closures have been seen at Sakhalin-T2, Tangguh T1 and Qatargas-2 T4. Snohvit is also planning another three-month outage from mid-August at the end of which the plant will be operating at full capacity. North West Shelf and Atlantic LNG also plan maintenance this quarter. The security situation continues to hamper output from Nigeria and in Algeria exports have also been reduced due to feed-gas supply problems

Nonetheless confidence remains high that these plants will resume capacity production in the near term and with new start-ups, further floating storage, new trade routes and diversions, which should all be positive for LNG Shipping and trading.

Additionally new start-ups continue to bring more product to the market with Sakhalin-2’s 4.8 MTPA T2 now producing. The second 3.8 MTPA Tangguh train will begin operating in September and Yemen LNG’s 3.35 MTPA Train 1 is undergoing commissioning. Further, Qatar’s Rasgas Train 6 officially started production in mid August and another 15 MTPA from Qatargas-2 T 5 and RasGas T7 is also due on line by end-year.

Outlook

Following the creation of Golar LNG Energy the mission of Golar LNG Limited’s has been reduced to the following objectives:

•	Operate its five vessels in a safe, professional and cost efficient way.
•	Be an active shareholder and maximize the value of the Company’s share holding in Golar LNG Energy
•	Organize the Company’s financing with the purpose of optimising cash flow in order to be able to sustain the highest possible long-term dividend payment to shareholders.

Whilst the short-term LNG shipping sector has been depressed during the first half of 2009 there are discernable signs of improvement and the overall outlook for the LNG sector looks positive. Spot vessel earnings are expected to be somewhat improved in the third quarter. It is further anticipated that the utilisation of the LNG fleet will improve over the next three to five year period. Increased LNG production, lower vessel supply growth and a focus on clean cheap energy will be the major contributors.

The results for Q3 will influenced by a termination of the Company’s equity swap in respect of Arrow Energy realising income of approximately $9 million, of which approximately $7.8 million will be booked as income in the third quarter of 2009.

The creation of Golar LNG Energy provides a platform for growth within the mid-stream of the LNG supply chain and Energy plans to aggressively pursue the development of its regasification and liquefaction projects as well as shipping and trading opportunities.

The creation of Energy has also paved the way for the transformation of Golar LNG Ltd, into a high paying dividend stock with significant growth opportunity linked to its investment as major shareholder in Golar LNG Energy.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

August 28, 2009
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Graham Robjohns: Chief Financial Officer

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

2009	2008	Condensed Consolidated Income Statement	2009	2008	2008
Apr-Jun	Apr-Jun	(in thousands of $, except per share data)	Jan-Jun	Jan-Jun	Jan-Dec

		Operating revenues
46,819	52,470	Time charter revenues	100,678	111,242	228,779

46,819	52,470	Total operating revenues	100,678	111,242	228,779

-	-	Gain on sale of vessel/newbuilding	-	-	78,108

		Operating expenses
13,977	15,826	Vessel operating expenses	30,042	31,284	61,868
11,293	10,365	Voyage and charter-hire expenses	22,695	11,906	33,126
4,461	4,469	Administrative expenses	8,738	8,971	17,815
15,146	14,634	Depreciation and amortization	30,636	30,372	62,005
-	(226)	Gain on sale of long-lived asset	-	(226)	(430)
-	64	Impairment of long-lived assets	-	64	110

44,877	45,132	Total operating expenses	92,111	82,371	174,494

1,942	7,338	Operating income	8,567	28,871	132,393

		Financial income (expenses)
3,136	12,196	Interest income	7,793	24,722	45,828
(14,614)	(24,959)	Interest expense	(29,733)	(52,067)	(96,489)
24,764	19,489	Other financial items, net	26,712	(1,949)	(82,100)

13,286	6,726	Net financial expenses	4,772	(29,294)	(132,761)

		Income (loss) before equity in net
		earnings of investees, income taxes
15,228	14,064	and minority interest	13,339	(423)	(368)

(350)	120	Income taxes	(591)	125	(510)
(837)	(24)	Equity in net earnings of investees	(1,371)	(289)	(2,406)
		Net income attributable to non
(2,171)	(2,456)	controlling interest	(4,627)	(3,384)	(6,705)
-	-	Gain on sale of investee	-	-	-

11,870	11,704	Net income/ (loss)	6,750	(3,971)	(9,989)

		Per common share amounts:
$0.18	$0.17	(Loss) earnings - Basic	$(0.10)	$(0.06)	$(0.15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

2009	2008	Statement of Comprehensive Income	2009	2008	2008
Apr-Jun	Apr-Jun	(in thousands of $)	Jan-Jun	Jan-Jun	Jan-Dec

11,870	11,704	Net (loss) income	6,750	(3,971)	(9,989)

		Other comprehensive (loss) income, net of tax:
-	-	(Losses) gains associated with pensions	-	-	(1,821)
-	327	Unrealized (losses) gains on marketable	-	(153)	(399)
		securities held by the Company and investee
-	-	Other-than-temporary impairment of available-	-	-	399
		for-sale securities reclassified to the income
		statement
10,947	-	Unrealized net loss on qualifying cash flow	12,459	-	(25,916)
		hedging instruments

10,947	327	Other comprehensive income (loss)	12,459	(153)	(27,737)

22,817	12,031	Comprehensive income (loss)	19,209	(4,124)	(37,726)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Balance Sheet	2009	2008	2008
(in thousands of $)	Jun-30	Jun-30	Dec-31

ASSETS
Current Assets
Cash and cash equivalents	58,412	72,055	56,114
Restricted cash and short-term investments	49,144	54,868	60,352
Other Current Assets	19,827	27,234	27,766
Amounts due from related parties	684	281	538
Held for sale assets
Vessel and equipment held for sale, net	-	153,236	-

Total current assets	128,067	307,674	144,770

Long-term assets
Restricted cash	618,506	753,009	557,052
Equity in net assets of non-consolidated investees	30,529	17,461	30,924
Vessels and equipment, net	1,566,208	1,501,414	1,561,313
Other long-term assets	80,774	80,636	65,670

Total assets	2,424,084	2,660,194	2,359,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	74,736	172,759	71,395
Current portion of obligations under capital leases	7,809	5,819	6,006
Other current liabilities	131,915	88,040	189,488
Amounts due to related parties	196	269	140

Total current liabilities	214,656	266,887	267,029
Long-term liabilities
Long-term debt	754,644	720,800	737,226
Long Term capital leases obligations	860,751	1,021,393	784,421
Other long-term liabilities	75,474	76,236	77,220

Total liabilities	1,905,525	2,085,316	1,865,896

Commitments and contingencies (See Note 30)
Total stockholders’ equity	473,604	534,512	452,145
Non controlling interest	44,955	40,366	41,688

Total liabilities and equity	2,424,084	2,660,194	2,359,729

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

2009	2008	STATEMENT OF CASH FLOWS	2009	2008	2008
Apr-Jun	Apr-Jun	(in thousands of $)	Jan-Jun	Jan-Jun	Jan-Dec

		OPERATING ACTIVITIES
11,870	11,704	Net income / (loss)	6,750	(3,971)	(9,989)

		Adjustments to reconcile net income/ (loss) to
		net cash provided by operating activities:
15,146	14,634	Depreciation and amortisation	30,636	30,372	62,005
-	(226)	Gain on sale of vessels/newbuildings	-	(226)	(78,108)
321	323	Amortisation of deferred charges	642	670	2,773
-	-	Fixed rate debt settlement costs	-	-	8,998
-	-	Gain on sale of long lived asset	-	-	(430)
2,171	2,456	Income attributable to minority interests	4,627	3,383	6,705
		Undistributed net earnings of non-consolidated
836	24	investee	1,370	288	2,406
(95)	(11,129)	Drydocking expenditure	(229)	(11,950)	(19,598)
628	788	Stock-based compensation	1,353	1,591	3,092
		Other than temporary impairment of available
-	-	for sale securities.	-	-	1,871
		Change in market value of equity, interest rate
(44,326)	(19,448)	and currency derivatives	(47,067)	1,587	99,900
		Interest element included in capital lease
254	532	obligations	549	1,062	1,908
17,490	(154)	Unrealised foreign exchange loss / (gain)	15,159	(452)	(42,767)
0	64	Impairment of long-lived assets	-	64	110
6,346	16,239	Change in operating assets and liabilities	9,628	20,445	9,619

10,641	15,807	Net cash provided by operating activities	23,418	42,863	48,495

		INVESTING ACTIVITIES
(28,577)	(32,128)	Additions to vessels and equipment	(50,778)	(246,171)	(322,183)
-	1,900	Proceeds from disposal of long lived assets	-	1,900	233,244
9,426	37,131	Long-term restricted cash	4,105	38,361	42,352
-	-	Additions to unlisted investments	-	(3,063)	(25,970)
-	-	Purchase of marketable securities	(85)	(2,372)	(2,372)
-	-	Proceeds from disposal of marketable securities	-	-	165
7,535	7,284	Short-term restricted cash and investments	11,208	(2,762)	(8,246)
-	-	Proceeds from termination of equity swap	(1,844)	-	(538)

(11,616)	14,187	Net cash used in investing activities	(37,394)	(214,107)	(83,548)

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

2009	2008	STATEMENT OF CASH FLOWS	2009	2008	2008
Apr-Jun	Apr-Jun	(in thousands of $)	Jan-Jun	Jan-Jun	Jan-Dec

		FINANCING ACTIVITIES
20,000	-	Proceeds from long-term debt	55,000	120,000	370,000
		Repayments of long-term capital lease
(1,680)	(1,267)	obligation	(3,125)	(2,494)	(5,497)
(23,217)	(26,119)	Repayments of long-term debt	(34,241)	(42,107)	(377,044)
-	(557)	Financing & debt settlement costs paid	-	(1,693)	(13,600)
-	-	Cash dividends paid	-	(16,896)	(67,438)
(1,360)	-	Dividends paid to non controlling interests	(1,360)	-	(2,000)
		Proceeds from the disposal of/receipt of
-	343	dividends on treasury shares	-	750	1,007

(6,257)	(27,600)	Net cash provided by financing activities	16,274	57,560	(94,572)

(7,232)	2,394	Net (decrease) / increase in cash and cash	2,298	(113,684)	(129,625)
		equivalents

65,644	69,661	Cash and cash equivalents at beginning of	56,114	185,739	185,739
		period

58,412	72,055	Cash and cash equivalents at end of period	58,412	72,055	56,114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Changes in Equity (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity

Balance at Dec 31, 2007	67,577	(8,201)	288,672	(6,902)	211,386	552,532

Net loss	-	-	-	-	(9,989)	(9,989)
Cash dividends	-	348	-	-	(67,438)	(67,090)
Grant of share options	-	-	3,092	-	-	3,092
Disposal of treasury
shares on exercise of
share options	-	1,019	(479)	-	130	670
Gain on issuance of
shares by investees	-	-	667	-	-	667
Other comprehensive loss	-	-	-	(27,737)	-	(27,737)

Balance at Dec 31, 2008	67,577	(6,834)	291,952	(34,639)	134,089	452,145

Net loss	-	-	-	-	6,750	6,750
Cash dividends	-	-	-	-	-	-
Grant of share options	-	-	1,353	-	-	1,353
Gain on issuance of
shares by investees	-	-	890	-	-	890
Other comprehensive loss	-	-	-	12,466	-	12,466

Balance at Jun 30, 2009	67,577	(6,834)	294,196	(22,173)	140,839	473,604

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.  GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited (“Osprey”) and of Seatankers Management Co. Ltd (“Seatankers”), which were controlled by Mr. John Fredriksen. The Company’s ordinary shares are listed on Nasdaq and on the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The condensed consolidated financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of following standards - SFAS No. 141(R), Business Combinations; SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, (“FAS 160”); SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities; SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, SFAS No. 165, Subsequent Events, and SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with FAS 160. The Company has evaluated subsequent events through August 28, 2009, the date of issuance of our financial position and results of operation

3.  DEBT

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million on June 30, 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding. This is envisaged to take the form of a second priority lien over cash generating assets.

In connection with the Company’s Golar LNG Partners revolving credit facility, the Company drew down a further $25.0 million in January 2009 and the remaining $10.0 million of the facility in March 2009.

4.  FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at June 30, 2009 and December 31, 2008 are as follows:

(in thousands of $)	Jun 30, 2009 Carrying Value	June 30 2009 Fair Value	Dec 31, 2008 Carrying Value	Dec 31, 2008 Fair Value
Non-Derivatives:
Cash and cash equivalents	58,412	58,412	56,114	56,114
Restricted cash and short-term investments	49,144	49,144	60,352	60,352
Long-term restricted cash	618,506	618,506	557,052	557,052
Long-term unlisted investments	10,707	10,707	10,347	N/a
Marketable Securities	-	-	360	360
Short-term debt – floating	74,736	74,736	71,395	71,395
Long-term debt – floating	754,644	754,644	737,226	737,226
Long-term debt – fixed			-	-
Short-term obligations under capital leases	7,809	7,809	6,006	6,006
Long-term obligations under capital leases	860,751	860,751	784,421	784,421

Derivatives:
Interest rate swaps liability	38,316	38,316	65,329	65,329
Foreign currency swaps liability	25,845	25,845	50,088	50,088
Equity swaps liability	-	-	8,211	8,211
Equity swaps asset	1,899	1,899	-	-

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at June 30, 2009, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable.

Accordingly, the Company did not estimate the fair value of these investments as at June 30, 2009.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis. The estimated fair value for long-term debt with fixed rates of interest of more than one year is estimated by obtaining quotes for breaking the fixed rate at the year end, from the related banking institution.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The following table summarizes the valuation of the Company’s financial instruments by the SFAS 157 pricing levels as of June 30, 2009:

(in thousands of $)	Quoted market prices in active markets (Level 1)	Significant Other Observable Inputs ( Level 2)	Total
Interest rate swaps – liability position	-	38,316	38,316
Foreign currency swaps – liability position	-	25,845	25,845
Equity swaps – asset position	-	1,899	1,899

SFAS 157 states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

6.  RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	6months to June 2009	2008
Frontline	438	385
Seatankers	(62)	(24)
Ship Finance	111	37
Arcadia	-	-

	487	398

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory, administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended June 30, 2009 and December 31, 2008, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $3.4 million and $5.0 million, of which 60% was paid to Golar and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited, to provide short-term bridge financing, please refer to note 3.

As of June 30, 2008, World Shipholding Limited, a company indirectly controlled by Mr. John Fredriksen owned 46.17% (2008: 45.97%) of Golar.

7.  OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	June 30, 2009	December 31, 2008

Book value of vessels secured against long-term loans
and capital leases	1,564,700	1,559,858

8.  SUBSEQUENT EVENTS

On August 12, 2009 Golar LNG Limited completed a restructuring and equity offering in a new Bermudan incorporated subsidiary, Golar LNG Energy Limited (Energy). The restructuring resulted in the transfer of the following key assets:

- 4 modern LNG carriers ("Gracilis", "Grandis", "Granosa" and "Golar Arctic")
- 3 1970's built LNG carriers ("Khannur", "Gimi" and "Hilli")
- 50 % ownership interest in another 1970's build LNG carrier ("Gandria")
- 13.6 % ownership interest in the Australian listed company LNG Ltd.
- Golar's current project portfolio

- other financial obligations, notably swap arrangements.

In addition, Energy has acquired the subsidiary owning the 1970 built LNG carrier "Golar Freeze" which is scheduled to be converted to an FSRU vessel. The purchase of the "Golar Freeze" was financed by way of a seller's credit. Golar has been granted an option to reacquire "Golar Freeze" from Energy when its conversion to FSRU vessel is completed. Energy will have an identical option to sell "Golar Freeze" to Golar. The price to be paid by Golar in this transaction shall equal the aggregate of the seller's credit and the conversion cost of the vessel.

Subsequent to the restructure Golar was pleased to announce that Energy had completed an equity offering. A total of 55 million shares (USD 110 million) were issued mainly to International and Norwegian institutional investors. Attached to the offering is a 'green shoe' option. The managers were therefore granted an over allotment option, exercisable for 30 days for an additional 5 million shares (USD 10 million). Energy shares are currently trading on the Oslo OTC marketand the process to move to a full listing on the Oslo Stock Exchange is well underway.

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January 1 to June 30, 2009 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 31, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer